Exhibit 99.4

Press Release

Haiti: Total Sells Its Retail Business

Port-au-Prince, May 9, 2018 - Total has signed an agreement to sell its retail business in Haiti, which consists of a network of 92 service stations and general trade fuel sales operations. This agreement has been finalized with Bandari Corporation Ltd., a consortium formed by several local and regional major players.

“This transaction with local operators is aligned with our strategy of streamlining our asset portfolio in the Caribbean,” commented Isabelle Gaildraud, Senior Vice President, Americas at Total Marketing & Services. “We are fully confident that Bandari Corporation Ltd. will develop these quality assets effectively. We remain present in Haiti through a lubricants distribution agreement.”

In its decision to accept the bid, Total paid special attention to the ability and commitment of the buyer to grow the businesses and protect the interests of employees.

About Total Marketing & Services

Total Marketing & Services develops and distributes mainly petroleum-based products and all related services. Its 31,000 employees are present in 110 countries and its product and service offerings are sold in 150 countries. Total Marketing & Services welcomes over 8 million customers daily in its network of over 16,000 service stations in 65 countries. Total is the world’s fourth-largest oil and gas company and the No. 1 distributor of petroleum products in Africa. Total Marketing & Services operates 50 production sites worldwide that manufacture lubricants, bitumen, fuel additives, fuels and special fluids.

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, and a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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Total contacts

Media Relations: +33 1 47 44 46 99 | presse@total.com | @TotalPress

Investor Relations: +44 (0)207 719 7962 | ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.